UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 12, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 12, 2019, regarding the result of Annual General Assembly.

Istanbul, September 12, 2019

Announcement Regarding the Result of Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company held on September 12, 2019:

•	Balance Sheet and Profit/Loss statements relating to the fiscal year 2018 were approved,
•	Board Members were individually released from activities and operations of the Company pertaining to the year 2018,
•	Agenda item 7 in relation to the donation limit for fiscal year 2019 has not been voted as there were no proposals on this regard,
•	Board of Directors’ proposal on amendments in relation to Company’s articles of association was not approved,
•	Board of Directors decisions with respect to the appointments of Mr. Bülent Aksu and Mr. Hüseyin Aydın to vacant Board of Directors positions pursuant to Article 363 of the Turkish Commercial Code were approved. Following the voting of the proposal from Turkcell Holding, Mr. Bülent Aksu and Mr. Hüseyin Aydın were elected as Board of Directors members to serve for 3 years.
•	Agenda item 10 in relation to the determination of the remuneration of the members of the Board of Directors has not been voted as there were no proposals on these regards,
•	PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş (PricewaterhouseCoopers) was elected as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2019,
•	Board Members were permitted to be active in areas falling within or outside the scope of the Company’s operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code,
•	Following the voting of the Board of Directors’ decision dated September 10, 2019 regarding the agenda item on the distribution of dividend for fiscal year 2018; by taking the Company’s cash position and needs into consideration, distribution of gross dividend amount of TRY1,010,000,000 from the net distributable profit for fiscal year 2018 on the Company’s published financial statements was approved. This amount was determined after setting aside the legal reserves in accordance with Company’s Articles of Association, Turkish Commercial Code no.6102, and Capital Markets Law no.6362. The distribution to the shareholders will be performed on October 31, 2019.

Herewith enclosed annex is the Dividend Distribution Table.

The minutes and the participants list of General Assembly is available in Turkish on our company website.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2018 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				1,577,763,533

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		2,516,545,524		766,758,644

4)	Tax (-)		495,481,372

5)	Net Profit for the period (=)	(3-4)	2,021,064,152	(3-4)	766,758,644

6)	Prior Years' Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5SR-6SR)*0.05)	-	((5SR-6SR)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	2,021,064,152	(5-6-7)	766,758,644

9)	Donations made during the year		176,320,621

10)	Net distributable profit including donations that is the base of calculation of first dividend	(8+9)	2,197,384,773

11)	First Dividend	(10*the minimum rate determined by the CMB)	439,476,955
a	-Cash
b	-Cash		439,476,955
c	-Share
	-Total		439,476,955

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		570,523,045

16)	Secondary Legal Reserves	((11+12+13+14+15)-(1*0.05))/10	90,000,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	921,064,152

20)	Other Distributable Sources
	-Prior years' profits (**)		-		1,010,000,000
	-Ekstra Ordinary Reserves
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) TRY 921,064,152- which is the remaining of the 2018 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in CMB records,

(**) Pertaining to the period between January 1, 2018 and December 31, 2018, our Company’s profit calculated according to the consolidated financial statements, which were audited independently in accordance with the“Communiqué Regarding the Financial Reporting in Capital Markets” the total amount of TRY 1,010,000,000, which shall be distributed in cash from statutory previous year's profit

(***) Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Cash Dividend Date
0.4590909	0.3902273	31.10.2019

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
			AMOUNT (TRY)	RATIO (%)
GROSS	A
	B
	TOTAL	1,010,000,000	0.4590909	45.91
	There are no groups of shares in Our Company. Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A
	B
	TOTAL	858,500,000	0.3902273	39.02
	There are no groups of shares in Our Company. Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS
GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS (%)
1,010,000,000	45.96

(1) Group shares will be disclosed separately if there exists any privileged shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 12, 2019	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek Title: Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 12, 2019	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer